VIA EDGAR

November 12, 2009

Cicely LaMothe – Accounting Branch Chief
Jaime G. John – Staff Accountant
United States Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:         Meruelo Maddux Properties, Inc. (the “Company”)
Form 10-K for the year ended December 31, 2008
Filed on March 13, 2009
File No. 001-33262

Dear Ms. LaMothe and Ms. John:

We are writing in response to the comments of your letter dated September 25, 2009 addressed to the Company in connection with the above-referenced filing. For your convenience, each of the comments in your letter is reproduced below in italicized text and is followed by our response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

 1. We note that in the FAQ section of your website you indicate to investors that your common stock is listed on NASDAQ. As disclosed in this filing and elsewhere your common stock was delisted on March 27, 2009. Please advise.

Response:
The Company advises the staff that we have revised the FAQ section and other parts of our website to reflect the fact that our common stock is quoted on the OTC Bulletin Board under the symbol MMPIQ.

Item 2. Properties, page 26

Rental Project, page 27

2. Please tell us the principal business, occupations and professions carried on in, or from your commercial properties. Confirm that your will provide similar disclosure in future filings.

Response:
The Company advises the staff that we endeavor to serve the specific space needs of a range of businesses such as food processing, produce distribution, cold storage and wholesale distribution that have a business need to be close to Los Angeles area urban centers. The Company also affirms that in its future annual reports on Form 10-K, the Company will supplement its table of rental properties by adding a column that briefly indicates the current use of the rental projects similar to that which follows:

Project	Current Use
788 S Alameda	Small-tenant produce industry space with coolers
Washington Cold Storage	Single-tenant cold storage facility
500 Mateo Street	Single-tenant produce industry space with coolers
Meruelo Wall Street	Wholesale and office space
Washington at Central	Small-tenant retail space
Southern California Institute of Architects	Architectural school
Washington Produce Market	Small-tenant produce industry space with coolers
905 E 8th Street	Small-tenant industrial space
3rd and Omar Street	Small-tenant industrial and distribution space
1919 Vineburn Avenue	Single-tenant industrial and distribution space
1500 Griffith Avenue	Distribution space
4th Street Center	Single-tenant industrial and distribution space
Seventh Street Produce Market	Wholesale produce distribution space
Alameda Square	Industrial, distribution and office space
620 Gladys Avenue	Multi-tenant wholesale distribution space
1000 E Cesar Chavez	Single tenant industrial and distribution space
306 North Avenue 21	Single tenant industrial and distribution space
Crown Commerce Center	Multi-tenant industrial space
420 Boyd Street	Multi-tenant retail and office space
230 W Avenue 26	Industrial and distribution space
5707 S Alameda	Small-tenant industrial space
Santa Fe Plaza	Small-tenant retail space
Barstow Produce Center	Small-tenant produce industry space with coolers
1211 E Washington	Manufacturing space

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the year ended December 31, 2008 to year ended December 31, 2007

Impairment of Real Estate Assets, page 50

3. Your disclosure on page 46 indicates that your impairment charges were related to certain non-core assets that you are considering selling in 2009. Please tell us how management defines core assets versus non-core assets and whether your core assets were also assessed for impairment. We further note on page F-17 that you have stopped making the monthly interest and principal payments on 26 of your 30 loans and that you have 12 loans that mature within the next 12 months with a principal balance of $170 million. Given that these loans are secured by various properties, confirm whether you evaluated the underlying properties for impairment.

Response:
The Company advises the staff that we broadly define core assets as those of our properties located in downtown Los Angeles and that have significant value-creation potential through renovation, redevelopment or development. Most of the properties that the Company owns are located in or around the downtown area of Los Angeles, and all of our projects are in Southern California. We are a development company that focuses on properties that have alternate, more profitable uses achievable through major renovation, redevelopment or development, which often involve resolving local entitlement, property assemblage and physical challenges.

The Company advises the staff that the Company impaired both core and non-core assets and in its applicable future reports filed with the Commission, the Company will clarify that both core and non-core assets have been impaired.

In addition, because the Company sustains current period operating and cash flow losses and expects these cash shortfalls to continue in the near term, the Company evaluated each of its projects for impairment, whether or not the project was encumbered by mortgage indebtedness.

The Company is a development company and, as disclosed throughout its annual report on Form 10-K, has been experiencing significant, recurring cash flow shortfalls. The Company would need to generate an additional $28.0 million in cash annually to cover such shortfalls. Given these facts, the Company prepared a long-term cash flow forecast. In the forecast, the Company identified the holding period for each of its projects. The Company then determined in accordance with SFAS 144 if the expected undiscounted cash flow generated by the project during the holding period was greater or less than current net book value of the project. If the cash flow expected to be generated during the holding period was greater than book value, no impairment was reflected for the project in the accounts. If the converse was true, the Company recorded an impairment loss equal to the difference between net book value and fair market value less costs to sell.

Benefit for Income Taxes, page 50

4. We note that the $51 million benefit from income taxes includes the reversal of $41 million in previously recorded deferred tax liabilities and the recognition of a $9.6 million deferred tax expense due to the gains on various project sales. Please tell us how you determined that the deferred tax expense would result in an increase to the tax benefit recorded on your Statement of Operations. Also tell us how you recorded the associated deferred tax liability

Response:
The Company advises the staff that in connection with its initial public offering and formation transaction the Company accounted for certain projects that the Company acquired in the formation transactions and that had a non-controlling (minority) interest as a purchase in accordance with SFAS 141. Accordingly, the Company, concurrently with the consummation of the IPO, increased the asset value of the non-controlling interest to fair market value and recorded the associated deferred tax liability of $41 million on its balance sheet. During 2008, the Company reduced its asset values by recording impairment losses in accordance with SFAS 144. Because the asset values declined in excess of the increase attributable to purchase accounting at the IPO, the Company reversed the deferred tax liability of $41 million that would not be used or needed, which results in a benefit from income taxes.

The Company further advises the staff that income from discontinued operations and gain on sale of real estate is reflected on the Company's 2008 statement of operations net of tax. The tax provision (expense) on such income and gains is $9.6 million. Losses from continuing operations however, fully offset the income and gains from discontinued operations. Therefore, a $9.6 million benefit for income taxes is reflected in continuing operations to take into account the utilization of such losses against the income and gains from discontinued operations.

Item 15. Exhibits and Financial Statement Schedules, page 63

5. We note that you have filed as material contracts to your Form 10-K the forms of many of such contracts. Please explain to us why you did not file the final, executed contracts.

Response:
The Company advises the staff that the forms of material contracts filed as exhibits to the annual report are the final, not draft, forms, and that there are no material differences between the executed contracts and the forms thereof that were filed as exhibits.

6. We note certain material contracts that you filed in accordance with Item 601(b)(10) of Regulation S-K, such as the contracts filed as Exhibits 10.13, 10.19 and 10.21, do not have the referenced schedules or exhibits attached. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete contracts with your next quarterly report or tell us why you believe the contracts are no longer material to investors.

Response:
The Company advises the staff that we reviewed the contracts filed as Exhibits 10.13 and 10.19 and, because the contracts have been substantially performed, believe the contracts are no longer material to investors. The contracts, together with the contracts filed as Exhibits 10.14 and 10.20, provided for the Company’s acquisition of its initial assets in exchange for shares of the Company’s common stock. The acquisition occurred in January 2007 as part of the Company’s initial public offering. A few portions of the contracts continue in effect, primarily indemnification obligations with respect to selected representations. Given the Company’s bankruptcy and the trading value of its common stock, the fact that the indemnification obligations are generally limited in amount and in recourse to the shares of common stock delivered in the acquisition and the fact that the Company is not currently aware of any material breaches of the selected representations that continue to survive, the Company believes the contracts filed as Exhibits 10.13 and 10.19, as well as the contracts filed as Exhibits 10.14 and 10.20, are no longer material.

With respect to the contract filed as Exhibit 10.21, the Company advises the staff that the Company will file the omitted exhibits to the contract, or refile the contract in its entirely with exhibits, as part of the Company’s annual report on Form 10-K for the year ending December 31, 2009.

FORM 10-K/A FOR FISCAL YEAR ENDED DECEMBER 31, 2008

Executive Officer Compensation, page 8

Compensation Discussion and Analysis, page 8

7. We note your disclosure on page 9 that base salaries of your named executive officers are based partly on the “competitive market compensation paid to named executive officers in similar positions at other public real estate companies.” Please revise your CD&A to indicate which public companies were reviewed in determining the compensation to your named executive officers. To the extent that you benchmarked compensation, you are required to identify the companies that comprise the benchmark group. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv)of Regulation S-K. This disclosure should include a discussion of where actual payments fall within targeted parameters. Please tell us supplementally how you plan to comply and confirm that you will provide such disclosure in future filings.

Response:
The Company kindly observes that, as disclosed on page eight of the annual report on Form 10-K/A, the 2007 and 2008 salaries of all of our executive officers, other than Andrew Murray, our Chief Financial Officer, were mandated by employment agreements between the Company and the executive officers and determined before our initial public offering based on negotiations between the executive officer and representatives of the underwriters of the IPO.

The Company advises the staff that the compensation of executive officers at the following companies were reviewed generally in connection with determining the compensation levels to our executives: Thomas Properties Group, Inc.; Maguire Properties; Feldman Mall Properties, Inc.; Spirit Finance Corporation; Republic Property Trust; Cogdell Spencer Inc.; Medical Properties Trust, Inc.; Columbia Equity Trust, Inc.; DiamondRock Hospitality Co.; Education Realty Trust, Inc.; Global Signal Inc.; Kite Realty Group Trust; BioMed Realty Trust, Inc.; Strategic Hotel & Resorts, Inc.; Extra Space Storage Inc.; American Campus communities, Inc.; Eagle Hospitality Property Trust Inc.; Capital Lease Funding, Inc.; GMH Communities Trust; NorthStar Realty Finance Corp.; Digital Realty Trust, Inc.; U-Store-it Trust; Sunstone Hotel Investors, Inc.; Government Properties Trust, Inc.; Highland Hospitality Corporation; First Potomac Realty Trust; Ashford Hospitality Trust, Inc; and American Financial Realty Trust.

Executive officer compensation levels at the foregoing companies were used to inform decisions on, and to negotiate the pay levels for the Company’s executive officers. This was an ad hoc, subjective decision-making process. We did not benchmark based on market capitalization, asset value, revenue, industry or any other category. We did not use targeted parameters.

In future applicable filings with the Commission, if we engage in benchmarking practices, we will identify by name the companies constituting the benchmark group, identify those pay elements that were determined by benchmarking, discuss any targeted parameters and discuss where payments fall within the parameters.

8. We note your disclosure on page 9 that “[b]ased on the achievement of individual- or Company-based performance measures,” the compensation committee had discretion to award bonuses in amounts greater than the minimum. We note that the compensation committee did not elect to use its discretion to increase the cash awards or long-term incentive awards provided to your named executive officers in 2008. Please describe or quantify, as appropriate, the performance measures considered by the compensation committee and briefly explain why the compensation committee chose not to use its discretion. We refer you to Item 402(b)(2)(iv) of Regulation S-K. Include this information in future filings and tell us how you intend to comply.

Response:
The Company advises the staff that the compensation committee did not elect to increase the bonus awards or the long-term incentive awards of the executive officers in 2008 because of the Company’s liquidity situation and the poor state of the economy. The Company confirms to the staff that in its applicable future filings with the Commission, the Company will disclose why its compensation committee elects to make, or exercises discretion not to make, bonus or long-term equity incentive awards in excess of any prevailing contractual minimums.

Employment Agreements of Other Named Executive Officers, page 14

9. We note that you did not renew the employment agreements of Messrs. Skaggs, Nielsen and Echemendia, however, those individuals have continued their employment with you. Please tell us if you have determined to provide these executive officers with the same or similar compensation as outlined in their expired employment agreements. Confirm that you will provide similar disclosure in future filings.

Response:
The Company advises the staff that the base salary as outlined in the expired employment agreements of Messrs. Skaggs, Nielsen and Echemendia has continued. At the expiration of their employment agreements on January 30, 2009, these executives became “at will” employees and the Company’s obligation to pay the minimum annual bonus was eliminated. The health benefits have remained the same. Because the Company filed for voluntary bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code, it is expected that the Company may enter into retention agreements with these executives as part of a plan of reorganization. The Company confirms to the staff that the Company will provide similar disclosure in its future applicable filings with the Commission and will disclose in such filings any significant changes to named executive officer compensation.

*****

In connection with the Company’s response to the staff’s comments, the Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should you have any questions about the foregoing response, please do not hesitate to contact me directly at (213) 291-2800 x319.

Sincerely,

/s/ Andrew Murray
Andrew Murray
Chief Financial Officer